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SEC 18007189

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Securities and Exchange

MAY 15 2018

RECEIVED

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-34867

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/17 (MM/DD/YY) AND ENDING 12/31/17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: The Huntington Investment Company

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

41 South High Street, 7th Floor
(No and Street)

Columbus	OH	43287
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Melanie K M. Johnson, (614) 480-5150
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

41 South High Street, Suite 2500	Columbus	OH	43215
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

GK

OATH OR AFFIRMATION

I, Melanie K. M Johnson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of The Huntington Investment Company, as of December 31, 20 17, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NOTARIAL SEAL STATE OF OHIO

Edward S. Zalezalo
Notary Public, State of Ohio
My Commission Expires 04-15-2019

Melanie KM Johnson
Signature

Treasurer
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3)*

THE HUNTINGTON INVESTMENT COMPANY

(A Wholly Owned Subsidiary of Huntington Bancshares Incorporated)

TABLE OF CONTENTS

pwc

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholder of The Huntington Investment Company

Opinion on the Financial Statement – Statement of Financial Condition

We have audited the accompanying statement of financial condition of The Huntington Investment Company as of December 31, 2017, including the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2017 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of this financial statement in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 28, 2018

We have served as the Company's auditor since 2015.

PricewaterhouseCoopers LLP, One North Wacker, Chicago, IL 60606
T: (312) 298 2000, F: (312) 298 2001, www.pwc.com/us

THE HUNTINGTON INVESTMENT COMPANY
(A Wholly Owned Subsidiary of Huntington Bancshares Incorporated)

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2017

ASSETS

Cash	$10,679,823
Securities owned - at fair value	31,677,445
Deposit with clearing broker	50,000
Accounts receivable	3,172,536
Receivable from clearing broker	78,277
Prepaid expenses	1,039,224
Net deferred tax assets	433,342
Other assets	564,371
TOTAL ASSETS	$47,695,018

LIABILITIES AND SHAREHOLDER'S EQUITY

LIABILITIES:	
Payable to affiliate	$ 5,081,467
Accrued personnel expenses	4,634,498
Accrued expenses	1,172,065
Other liabilities	84,931
Total liabilities	10,972,961
COMMITMENTS AND CONTINGENT LIABILITIES (NOTE 11)	
SHAREHOLDER'S EQUITY:	
Common stock without par value and additional paid-in capital — 750 shares authorized; 625 shares issued and outstanding	18,290,897
Retained earnings	18,431,160
Total shareholder's equity	36,722,057
TOTAL LIABILITIES & SHAREHOLDER'S EQUITY	$47,695,018

The accompanying notes are an integral part of the Statement of Financial Condition.

1. ORGANIZATION AND BUSINESS

Description of business — The Huntington Investment Company (HIC or the Company) is a wholly owned subsidiary of Huntington Bancshares Incorporated (HBI). HIC is primarily engaged in the retail investments business and is registered with the U.S. Securities and Exchange Commission (SEC) as an introducing securities broker-dealer under the Securities Exchange Act of 1934. HIC is a member of the Financial Industry Regulatory Authority and is a member of the Securities Investor Protection Corporation. HIC is also an SEC-registered investment adviser. Other services offered by HIC include institutional sales and trading of securities, public finance and investment banking.

HIC does not hold customer funds or securities. National Financial Services LLC (NFS) clears HIC's securities transactions and carries the accounts on a fully disclosed basis as customers of NFS.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation — The accompanying Statement of Financial Condition includes the accounts of HIC and has been prepared in conformity with accounting principles generally accepted in the United States of America (GAAP).

Revision to the 2016 Statement of Financial Condition – The Company has revised the December 31, 2016 Statement of Financial Condition to reflect the correction of errors identified during 2017. The revision resulted in a decrease in Retained earnings of $373,652 as of December 31, 2016. Management evaluated the errors and determined that the adjustments were not material to the Statements of Financial Condition issued in the previous periods.

Use of estimates — The preparation of the Statement of Financial Condition in conformity with GAAP requires management to make estimates and assumptions that affect amounts reported in the Statement of Financial Condition and the accompanying notes. Management believes that the estimates utilized in preparing its Statement of Financial Condition are reasonable and prudent. Actual results could differ from those estimates.

Commissions and securities transactions - HIC's securities transactions and related commission revenue and clearing expenses are recorded on trade-date. Upfront annuity commissions for initial sales are recorded when the annuity application and premium are submitted to the insurance carrier. Ongoing annuity trailer revenue is recorded when earned. A reserve is established for annuity commissions on initial sales that will be refunded as a result of policy cancellations or surrenders.

Cash – Cash consists primarily of cash in banks and deposits with HNB, which are readily convertible to known amounts of cash without prior notice or penalty.

Income taxes – Income taxes are accounted for using the asset and liability method in accordance with the provisions of ASC 740, *Income Taxes*. Under this method, deferred income taxes are determined based upon enacted tax rates applied to the differences between the financial statement

and tax bases of assets and liabilities. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income at the time of enactment of such change in tax rates.

HIC accounts for uncertainties in income taxes in accordance with ASC 740, *Income Taxes*. As of December 31, 2017, there were no unrecognized tax benefits. HIC does not anticipate the total amount of unrecognized tax benefits to significantly change within the next 12 months.

On December 22, 2017, the President of the United States signed into law the Tax Cuts and Jobs Act (TCJA). The legislation significantly changes U.S. tax law by, among other things, lowering the corporate income tax rate and changes to business-related exclusions. The TCJA permanently reduces the U.S. corporate income tax rate from a maximum of 35% to a flat 21% rate, effective January 1, 2018. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income at the time of enactment of such change in tax rates. Accordingly, in 2017 a tax expense was recorded, based on estimates, for the effects of the TCJA.

The SEC staff issued Staff Accounting Bulletin No. 118, *Income Tax Accounting Implications of the Tax Cuts and Jobs Act* (SAB 118), to address the application of U.S. GAAP in situations when a company does not have the necessary information available, prepared, or analyzed (including computations) in reasonable detail to complete the accounting for certain income tax effects of the TCJA. SAB 118 describes three scenarios associated with a company's status of accounting for the TCJA income tax reform: (1) a company reflects the income tax effects of TCJA in which the accounting under ASC 740 is complete, (2) a company is able to determine a reasonable estimate for certain effects of tax reform and records that estimate as a provisional amount, or (3) a company is not able to determine a reasonable estimate and therefore continues to apply ASC 740, *Income Taxes*, based on the provisions of the tax laws in effect immediately prior to the tax reform being enacted.

In 2017 the Company has recorded the effects of the change in tax law including all materially impacted items and for which the accounting under ASC 740 is complete. The Company also made reasonable estimates as a provisional amount. Provisional amounts would include, for example, reasonable estimates that give rise to new current or deferred taxes based on certain provisions within the TCJA, as well as adjustments to existing current or deferred taxes that existed prior to the TCJA's enactment date. There were no items for which the Company was unable to make reasonable estimates for effects of the tax law change. The ultimate impact may differ from these provisional amounts, possibly materially, due to, among other things, additional analysis, changes in interpretations and assumptions the Company has made, additional regulatory guidance that may be issued, and actions the Company may take as a result of the TCJA. The accounting is expected to be complete no later than one year from date of enactment of the TCJA.

The impact of the TCJA was calculated using a process taking into account all available information. The amounts are considered to be estimates. Updates to the estimate will occur in the normal course, including as the Company receives additional information, upon the issuance of relevant tax legislative guidance, and resulting from actions the Company may take as a result of the TCJA.

Fair value measurement — HIC's financial instruments, such as cash, securities owned, and securities sold, not yet purchased are carried at fair value. Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. A three-level valuation hierarchy was established for disclosure of fair value measurements. The valuation hierarchy is based upon the observability of inputs to the valuation of an asset or liability as of the measurement date. The three levels are defined as follows:

Level 1 — Inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 — Inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

Level 3 — Inputs to the valuation methodology are unobservable and significant to the fair value measurement. Financial instruments are considered Level 3 when values are determined using pricing models, discounted cash flow methodologies, or similar techniques, and at least one significant model assumption or input is unobservable.

A financial instrument's categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement. See Note 4 for more information regarding fair value measurements.

Accounts receivable and related reserves – All accounts receivable have contractual maturities of less than one year and are derived from trading-related fees and commissions and revenues from products and services. The Company continually monitors collections and payments and maintains a reserve for uncollected receivables. The reserve is based upon historical collection experience and specific collection issues that have been identified. The reserve is adjusted monthly. As of December 31, 2017 Accounts receivable on the Statement of Financial Condition of $3,172,536 is presented net of reserves of $205,096.

Share-based compensation — Certain employees of HIC participate in the HBI share-based compensation plans. HBI follows the fair value based method of accounting for awards of HBAN stock granted to employees under various stock option and restricted share plans. Stock compensation costs are recognized prospectively for all new awards granted under these plans. Compensation expense related to share options is calculated using a methodology that is based on the underlying assumptions of the Black-Scholes pricing model and is charged to expense over the requisite service period (i.e. vesting period). HIC's allocation of this expense is reflective of share-based compensation activity related to HIC employees.

Pension and other postretirement benefits — Eligible employees of HIC participate in the employee benefit programs of HBI. The contra-liability associated with HIC's portion of the HBI pension plan is recognized on the Statement of Financial Condition in Accrued personnel expenses.

Net postretirement benefit cost charged to current earnings related to these plans is based on various actuarial assumptions regarding expected future experience. Certain employees are participants in various defined contribution and other non-qualified supplemental retirement plans. Our contributions to these plans are charged to current earnings. In addition, HBI maintains a 401(k) plan covering substantially all employees. Employer contributions to the plan, which are charged to current earnings, are based on employee contributions.

3. BUSINESS RISKS AND UNCERTAINTIES

Weak market performance may adversely affect sales of investment products and cause potential purchasers to refrain from new or additional investments, and may cause current investors to withdraw from the market or reduce their rates of ongoing investment. Commissions related to the sale of annuity products accounts for 32% of the revenue of the Company. Consequently, decreased annuity sales could impact the total revenue of the Company.

4. SECURITIES OWNED

NFS loans to the Company the money to purchase the securities owned. A summary of HIC's securities owned, measured at fair value on a recurring basis, as of December 31, 2017, is as follows:

	Fair Value Measurements at Reporting Date Using		
Security Type	**Quoted Prices in Active Markets for Identical Assets (Level 1)**	**Significant Other Observable Inputs (Level 2)**	**Total**
Money market mutual funds	$ 28,629,010	$ -	$ 28,629,010
Corporate debt	-	1,452,979	1,452,979
Commercial paper	-	1,334,393	1,334,393
State and municipal government	-	260,895	260,895
Equity	168	-	168
Total	$ 28,629,178	$ 3,048,267	$ 31,677,445

HIC follows the fair value accounting guidance under ASC 820, *Fair Value Measurements and Disclosures*.

The valuation methodologies used for instruments measured at fair value, as well as the general classification of such instruments pursuant to the valuation hierarchy is as follows:

Securities — Level 1 securities include U.S. Treasury securities, money market mutual funds, mutual funds and equity securities which are investments with quoted prices (unadjusted) in active

markets for identical securities. When quoted market prices are not available, fair values are classified as Level 2 using quoted prices for similar assets in active markets, quoted prices of identical or similar assets in markets that are not active and inputs that are observable for the asset or liability, either directly or indirectly, fur substantially the full term of the financial instrument. Level 2 securities include municipal securities. For Level 2 securities, management uses various methods and techniques to corroborate prices obtained from the pricing services, including reference to dealer or other market quotes, and by reviewing valuations of comparable instruments. HIC did not have any securities classified as Level 3 at December 31, 2017 or during the year then ended and there were no transfers between levels.

5. INCOME TAXES

On December 22, 2017, the U.S. government enacted the TCJA, a comprehensive tax legislation which, among other things, reduced the federal income tax rate for C corporations from 35% to 21% effective on January 1, 2018. The TCJA makes broad and complex changes to the Internal Revenue Code which will impact the Company, including reduction of the U.S. corporate income tax rate as well as introduction of business-related exclusions, deductions and credits. The effects of the TCJA have been recorded in 2017 and its impact to the Company's financial statements are included and described within this note.

Income taxes are accounted for using the asset and liability method in accordance with the provisions of ASC 740, *Income Taxes*. Under this method, deferred income taxes are determined based upon enacted tax rates applied to the differences between the financial statement and tax bases of assets and liabilities. As a result of the reduction in the U.S. corporate income tax rate from 35% to 21% under the TCJA, the Company revalued its ending net deferred tax assets at December 31, 2017.

HIC is included in the consolidated federal return of HBI. HBI's federal consolidated tax provision is allocated to its separate subsidiary companies on the basis of separate return computations. HIC is included in certain of HBI's unitary and combined state income and state franchise tax returns. HBI's unitary and combined state income tax provision is allocated to each member of the unitary and combined filing group. Under the intercompany federal and state tax allocation agreement with HBI, HIC provides and remits federal and state income taxes to or receives a federal or state income tax benefit from the taxpaying member.

HBI and its subsidiaries file income tax returns in the U.S. federal jurisdiction and various state, city and foreign jurisdictions. Federal income tax audits have been completed through 2009. The IRS is currently examining the 2010 and 2011 federal income tax returns. While the statute of limitations remains open for tax years 2012 through 2016, the IRS has advised that tax years 2012 through 2014 will not be audited, and plans to begin the examination of the 2015 federal income tax return during the 2018 first quarter. Various state and other jurisdictions remain open to examination.

The significant components of deferred tax assets and liabilities at December 31, 2017 were as follows; balances reflect the federal statutory tax rate of 21%:

Deferred tax assets:	
Pension and other employee benefits	$ 170,673
Accrued expenses	245,330
Premises and equipment	26,724
Other	43,392
Total deferred tax assets	486,119
Deferred tax liabilities:	
State income taxes	52,777
Total deferred tax liabilities	52,777
Net deferred tax assets	$ 433,342

HIC accounts for uncertainties in income taxes in accordance with ASC 740, *Income Taxes*. As of December 31, 2017, there were no unrecognized tax benefits. HIC does not anticipate the total amount of unrecognized tax benefits to significantly change within the next 12 months.

HIC recognizes interest and penalties on income tax assessments or income tax refunds as a component of its provision for income taxes. There were no amounts accrued at December 31, 2017.

6. SHARE-BASED COMPENSATION

HBI sponsors nonqualified and incentive share based compensation plans which provide for the granting of stock options and other awards to officers, directors, and other employees of the Company. Stock options are granted at the closing market price on the date of the grant. Options granted typically vest ratably over four years or when other conditions are met. Stock options, which represented a portion of the grant values, have no intrinsic value until the stock price increases. Options granted on or after May 1, 2015 have a term of seven years. All options granted on or before April 30, 2015 have a term of ten years.

HBI also grants restricted stock units to certain employees of the Company. Restricted stock units are issued at no cost to the recipient, and can be settled only in shares at the end of the vesting period. Restricted stock units do not provide the holder with voting rights or cash dividends during the vesting period, but do accrue a dividend equivalent that is paid upon vesting, and are subject to certain service restrictions. The fair value of these awards is the closing market price of HBI's common stock on the grant date.

The following table summarizes the status of the Company's restricted stock units as of December 31, 2017, and activity for the year ended December 31, 2017:

	Quantity	Weighted-Average Grant Date Fair Value
Nonvested at January 1, 2017	300,909	$10.42
Granted	89,160	13.51
Assumed	8,288	9.68
Forfeited	(34,496)	10.29
Vested	(73,139)	8.84
Nonvested at December 31, 2017	290,722	$11.72

The fair value of awards granted to HIC employees in 2017 totaled $1,131,077. As of December 31, 2017, the total unrecognized compensation cost related to nonvested awards was $2,013,813. Share-based compensation is recorded as a capital contribution from HBI.

7. RETIREMENT PLANS

Eligible employees of HIC participate in the employee benefit programs of HBI. HBI sponsors the Plan, a non-contributory defined benefit pension plan covering substantially all employees hired or rehired prior to January 1, 2010. The Plan, which was modified in 2013 and no longer accrues service benefits to participants, provides benefits based upon length of service and compensation levels. The funding policy of HBI is to contribute an annual amount that is at least equal to the minimum funding requirements but not more than the amount deductible under the Internal Revenue Code. During 2013 the HBI board of directors approved, and management communicated, a curtailment of the HBI's pension plan effective December 31, 2013.

In addition, HBI has an unfunded defined benefit post-retirement plan that provides certain healthcare and life insurance benefits to retired employees who have attained the age of 55 and have at least 10 years of vesting service under this plan. For any employee retiring on or after January 1, 1993, post-retirement healthcare benefits are based upon the employee's number of months of service and are limited to the actual cost of coverage. Life insurance benefits are a percentage of the employee's base salary at the time of retirement, with a maximum of $50,000 of coverage. The employer paid portion of the post-retirement health and life insurance plan was eliminated for employees retiring on and after March 1, 2010. Eligible employees retiring on and after March 1, 2010, who elect retiree medical coverage, will pay the full cost of this coverage. HBI will not provide any employer paid life insurance to employees retiring on and after March 1, 2010. Eligible employees will be able to convert or port their existing life insurance at their own expense under the same terms that are available to all terminated employees.

On January 1, 2015, HBI terminated the HBI sponsored retiree health care plan for Medicare eligible retirees and their dependents. Instead, HBI will partner with a third party to assist the retirees and their dependents in selecting individual policies from a variety of carriers on a private exchange.

HIC's portion of the projected benefit obligation under the Plan was $25,447,730 at December 31, 2017. As of December 31, 2017 the fair value of plan assets exceeded HIC's projected benefit obligation under the plan by $905,651 and is included as a reduction of accrued personnel expenses on the Statement of Financial Condition.

8. FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

HIC clears securities transactions through NFS on a fully disclosed basis. HIC's exposure to credit risk associated with nonperformance of its customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets, which may impair the customers' ability to satisfy their obligations to HIC. HIC does not anticipate nonperformance by customers in the above situations. HIC, through NFS, seeks to control the aforementioned risks by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. NFS monitors required margin levels daily and, pursuant to such guidelines, requires the customer to deposit additional collateral, or reduce positions, when necessary. HIC's policy is to monitor its market exposure and counterparty risk. In addition, HIC has a policy of reviewing, as considered necessary, the credit standing of each customer with whom it conducts business.

Pursuant to its agreement with NFS, HIC agrees to indemnify NFS in the event an introduced customer's margin call is not met and NFS incurs a loss. HIC is responsible for payment to NFS for any loss, liability, damage, cost, or expense incurred as a result of customers failing to comply with margin or margin maintenance calls on all margin accounts. HIC introduced customer margin accounts at NFS as of December 31, 2017 was $105,363. In the event of any customer default on a margin call, HIC has rights to the underlying collateral provided. Considering the existence of sufficient underlying collateral and the negligible credit losses, HIC does not believe it has material exposure under the margin account guarantees and, therefore, has not recorded a loss reserve.

HIC is also engaged in various trading and brokerage activities whose counterparties primarily include broker-dealers, banks, and other financial institutions. In the event that the counterparties do not fulfill their obligations, HIC may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is HIC's policy to review, as necessary, the credit standing of each counterparty with which it conducts business.

9. RELATED-PARTY TRANSACTIONS

Cash in the amount of $10,679,823 was held in HNB deposit accounts at December 31, 2017, which exceeds the amount covered by the Federal Deposit Insurance Corporation (FDIC) deposit insurance.

HBI and related entities provide certain operational and administrative support, which includes occupancy and equipment, to HIC. Allocated costs are based on an internal methodology. Payable

to affil[illegible]te of $5,081,467 as of December 31, 2017 consists of allocated taxes as well as amounts rela[illegible] all other interaffiliate activity.

Pursu[illegible] to a sub-custodial and asset allocation agreement with HNB, HIC has engaged HNB to act as su[illegible]ustodian for the assets of certain investment products for which it serves as investment advis[illegible] and coordinates custodian services. HNB also provides asset administration services such as re-bal[illegible]cing in accordance with established models regarding securities in which the accounts are inve[illegible]. HIC compensates HNB for these services based on the number of open accounts.

Pursu[illegible] to the master interaffiliate services agreement with HNB, HNB provides safekeeping servi[illegible] for clients of HIC. HIC compensates HNB for this service based on the number of appl[illegible]e accounts.

HN[illegible]ploys wealth advisors and licensed bankers who hold the required licenses to sell HIC pro[illegible]. HIC compensates HNB for the services provided by these individuals based on the num[illegible]f registered representatives and the percentage of their time allocated to HIC products.

HIC [illegible]cipates in the underwriting of corporate bonds for HNB and its affiliates.

HN[illegible]s engaged HIC to provide services to HNB in the administration of certain programs for cash [illegible]agement and related activities.

10. NE[illegible] [illegible]ITAL REQUIREMENTS

Purs[illegible] to the uniform net capital requirements of Rule 15c3-1 under the Securities Exchange Act of 1[illegible] HIC is required to maintain minimum net capital as defined under such rule. At Dec[illegible]r 31, 2017 HIC had regulatory net capital of $26,799,923 or an excess of $26,068,392 over req[illegible] net capital of $731,531. In addition, aggregate indebtedness, as defined, cannot exceed a rati[illegible]5 to 1, or 1,500%, of net capital. At December 31, 2017, the ratio of aggregate ind[illegible]ness to net capital was 41%.

HIC [illegible]ms exemption from the provisions of Securities Exchange Act Rule 15c3-3, pursuant to par[illegible]s (k)(2)(i) and (k)(2)(ii). HIC maintains an account at HNB that is designated for the exc[illegible] benefit of customers. The balance in that account at December 31, 2017 was $0.

11. CO[illegible]TMENTS AND CONTINGENT LIABILITIES

The [illegible]pany is involved at times in various litigation and claims arising out of the normal course of it[illegible]iness. Management believes that after consultation with legal counsel the final outcome of the[illegible]rs will not materially affect the future results of operations or financial position of the Co[illegible].

In t[illegible]rmal course of business, the Company enters into contracts and agreements that have a vari[illegible]f representations and warranties. Management believes that these representations and warr[illegible]es will not have a material adverse effect the future results of operations or financial posi[illegible] of the Company.

12. SUBSEQUENT EVENTS

The Company evaluated subsequent events through February 28, 2018, which is the issuance date of the Statement of Financial Condition, and made the determination that no other events occurred subsequent to December 31, 2017 that would require disclosure in or would be required to be recognized in the Statement of Financial Condition.

* * * * * *

The Huntington Investment Company

(A Wholly Owned Subsidiary of Huntington Bancshares Incorporated)

Statement of Financial Condition as of December 31, 2017 and Report of the Independent Registered Public Accounting Firm

Public Pursuant to SEC Rule 17a-5(e)(3)